Cool Company Ltd.: Granting Of Restricted Stock Units To Primary Insiders London, UK – March 27, 2025 The Company’s board of directors (the “Board”) has resolved, in accordance with the Company’s Long-Term Incentive Program (“LTIP”), to authorize Restricted Stock Units (“RSUs”) for 2025, as further detailed below. Pursuant to the LTIP, the Board has resolved to grant a total number of 205,871 RSUs to employees and management of the Company (equivalent to approximately 0.38% of the Company's share capital). Pursuant to the LTIP, RSUs vest into shares of the Company. The RSUs will vest equally in four installments on each of November 28, 2025, November 30, 2026, November 30, 2027, and November 30, 2028. Primary Insiders The following Primary Insiders have been granted RSUs: • Richard Tyrrell (CEO and Director) has been granted 14,404 RSUs. Following the new RSU grant, Richard Tyrrell holds 8,545 shares, 22,745 RSUs, and 371,227 Options in CoolCo. • Johannes Boots (CFO) has been granted 7,789 RSUs. Following the new RSU grant, Johannes Boots holds 1,764 shares, 12,205 RSUs, and 123,742 Options in CoolCo. Please see the enclosed forms for further details about the transaction. Full details of the LTIP are available in the Press Release issued on November 25, 2022, or in the Company’s 2023 Annual Report on Form 20-F as filed with the SEC. Additional information about CoolCo can be found at www.coolcoltd.com. This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act. For further information, please contact: c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com Richard Tyrrell - Chief Executive Officer Johannes Boots - Chief Financial Officer Source: Cool Company Ltd.